Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Country or Jurisdiction
Guidewire Software Pty Ltd.	Australia
Guidewire Servicios de Software Services do Brazil Ltda	Brazil
Guidewire Software Canada Ltd.	Canada
Guidewire Software (Beijing) Co. Ltd.	China
Guidewire Software France S.A.S	France
Guidewire Software GmbH	Germany
Cyence India Private Limited	India
Guidewire Software (Ireland) Limited.	Ireland
Guidewire Software (Italy) S.r.l.	Italy
Guidewire Software Japan K.K.	Japan
Guidewire Software Poland Sp. z o.o.	Poland
Guidewire Software Spain, S.L.	Spain
Guidewire Software (Switzerland) GmbH	Switzerland
Guidewire Software (UK) Limited	United Kingdom
ISCS Analytics, LLC	United States (California)
Cyence LLC	United States (Delaware)
EagleEye Analytics, LLC	United States (Delaware)
FirstBest Systems, LLC	United States (Delaware)
Millbrook, Inc.	United States (Pennsylvania)
SM Insurance Solutions LLC	United States (Delaware)